Rebecca DiStefano

Tel. (561) 955-7654

Fax (561) 367-6254

distefanor@gtlaw.com

March 9, 2009

VIA EDGAR TRANSMISSION

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:

PC Universe, Inc.

Preliminary Information Statement on Schedule 14C

Filed February 2, 2009

File No. 000-52804

Dear Mr. Owings:

On behalf of our client, PC Universe, Inc. (the “Company”), attached are the Company’s responses to the comments raised by the Staff of the Division of Corporation Finance by letter dated February 23, 2009 (the “Comment Letter”).  The numbered staff comment from the Comment Letter followed by the Company’s response is set forth below:

Background of the Asset Sale, page 15

Termination of the Financing Agreement with IBM, page 15

1.

In the second full paragraph on page 16 you state that you “considered and explored several options including a merger opportunity, selling all or some portion of [your] assets, seeking protection under the federal bankruptcy laws, and ceasing some or all of [your] operations.” Please discuss the following with respect to your consideration of these options:

•

Describe the analysis you performed with respect to each of the options you considered:

The Company’s management and the independent committee of the board of directors weighed the following factors in their analysis of restructuring options: (i) the ability to repay the creditors of the Company, including IBM Credit, LLC, in an orderly and timely manner; (ii) the ability of the restructuring option to provide cash liquidity at a low cost, while conserving the Company’s remaining business operations; (iii) preservation of shareholder value; and (iv) the ability to retain some goodwill in the Company, the integrity of the accounts and retention of value of the PC Universe, Inc. brand.

•

Disclose whether you contacted or consulted with any third parties in considering and exploring your options, and if so, identify those parties. By way of example only, and not intended as an exhaustive list, this would include any potential transaction partners and any financial consultants.

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

March 9, 2009

Consultations with Financial Advisers.

From April 2008 through November 2008, the Company consulted with two financial advisory firms each of which provided strategic financing and merger & acquisition advisory services, including Allen, Goddard, McGowan, Pak & Partners, LLC and the Noble Financial Group.

Communications with Potential Transaction Partners.

In addition to communications with the firm Beacon Enterprises Solution Group, Inc. discussed below, the Company contacted a number of companies in the technology reseller industry, including Staples and PC Connection, regarding the Company’s interest in a partnership. The communications directed to Staples and PC Connection did not lead to substantive discussions.

•

In light of your disclosure that you considered “several options including” please disclose any options that were considered in addition to those listed.

Beacon Transaction.

On October 7, 2008, the Company and Beacon Enterprise Solutions Group, Inc., a Nevada corporation (“Beacon”), entered into a non-binding letter of intent (“Letter of Intent”) whereby Beacon proposed to purchase the assets of and assume certain liabilities of the Company’s business. The proposed transaction was subject to negotiation of definitive agreements, due diligence, and necessary corporate and regulatory approvals, as well as certain other closing conditions. Under the terms of the Letter of Intent, the purchase price for the Company’s assets and liabilities were expected to be paid by Beacon’s issuance of up to 3,160,000 shares of its common stock.  The Company disclosed the Letter of Intent in an Item 8.01 on Form 8-K filed with the Securities and Exchange Commission on October 9, 2008.

The proposed transaction with Beacon was conditioned upon the Company receiving cash financing which would enable it to discharge all or a portion of its obligations to IBM Credit, LLC (“IBM”). The Company did not receive the financing following discussions with a number of banks and factoring finance companies. When it became apparent that the Company would not be able to meet the financing requirement by repaying IBM, the Company provided written notice to Beacon on November 18, 2008 terminating the Letter of Intent.

Preliminary Discussions with Two Potential Acquirers.

Additionally, during the second and third fiscal quarters of 2008, the Company entered into preliminary discussions to be acquired by another public company in the homeland security industry and a private company in the computer technology reseller industry.  These discussions did not lead to term sheets or definitive agreements between the parties and therefore the Company has not identified these parties by name.

•

Identify the individuals within your company that participated in the consideration and exploration of each option.

The members of management who participated in strategic discussions were the Company’s two co-chief executive officers, Mr. Thomas M. Livia and Mr. Gary Stern.

•

With respect to each option considered, discuss the factors that led you to determine that they were not preferable to the Asset Sale transaction.

The Company reviewed the possibility of a bankruptcy filing and an alternative factoring facility during the third and fourth quarters of 2008.

Consideration of Factoring Arrangement.

During the third quarter of 2008, the Company had preliminary discussions with a Florida bank concerning a factoring arrangement intended to replace the IBM credit facility.  The costs of borrowing and the required personal guarantees from the executive officers under the proposed factoring arrangement were determined to be unacceptable to the Company.  Additionally, the factoring facility would not have provided sufficient liquidity to repay the Company’s existing creditors.

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

March 9, 2009

Consideration of Bankruptcy Filing.

During the fourth quarter of 2008, the Company considered the possibility of a corporate liquidation or reorganization bankruptcy filing as an alternative to the Asset Sale.  The Company determined that the potential costs and expenses of a bankruptcy would significantly reduce the size of the assets available for potential distribution to the Company’s creditors and shareholders. A Chapter 11 reorganization was not a viable alternative because without the necessary credit facility to replace IBM to fund inventory purchases, the Company would not be able to sustain operations following a reorganization. Management of the Company and the independent committee believed the Asset Sale provided the Company with enough immediate liquidity to pursue its credit facility workout and settlement with IBM, satisfy additional obligations to vendors and preserve some shareholder value.

*****

As requested, the Company has revised the disclosure in its amended preliminary information statement filing to explain in more detail the options and alternatives to the Asset Sale.

2.

Please discuss the following with respect to your independent committee’s determination that “[t]he Asset Sale transaction was. . .determined to be fair and in the best interests of the Company’s stockholders” as disclosed in the third full paragraph of page 16:

•

Identify each member of the independent committee of your Board and describe how each member was selected.

As requested, the Company has revised the filing to include the names of the members of the independent committee of the Company’s board of directors: Messrs. Randall N. Paulfus, Bruce Martin, Victor Grillo and Dean J. Rosenbach.  The members of the independent committee were selected based upon the members’ status as non-employees and non-affiliates of the Company.

•

Describe the reasons why the independent committee concluded that the Asset Sale transaction was fair and in the best interests of your shareholders; and

The Company began discussions with eMedia following the termination of its letter of intent with Beacon.  At the time, the Company was unable to procure alternative financing on reasonable terms as a replacement to the IBM Credit facility, and at that time, the Company’s only two alternatives were bankruptcy and the proposed transaction with eMedia.

The independent committee determined that because the Company would be able to discharge all of its obligations to its financing lender IBM through the consummation of the asset purchase agreement with eMedia, the Company could discharge the majority of its debt obligations and improve the Company’s overall balance sheet.  The independent committee determined that the Asset Sale was a preferable alternative to bankruptcy as the potential costs and expenses of a bankruptcy would significantly reduce the size of the assets available for distribution to the Company’s creditors and shareholders without providing any liquidity for repayment of creditors.

•

Discuss the effect, if any, that Mr. Livia’s and Mr. Stern’s consulting arrangements with eMedia had on the independent committee’s fairness analysis and conclusions.

The execution of the consulting agreements by Messrs. Livia and Stern were determined by the independent committee to be fair to the Company.  The consulting agreements represent temporary transitional arrangements with eMedia to ensure that eMedia management is properly trained in the management of existing customer accounts and to preserve some value in the PC Universe brand.  The independent committee believes that, at least until the Company identifies an appropriate business combination partner, the co-chief executive officers will be able to adequately fulfill their existing obligations to both the Company and eMedia under the consulting agreements.

*****

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

March 9, 2009

As requested, the Company has revised the disclosure in its amended preliminary information statement filing to explain in more detail the consideration of the transaction by the independent committee.

*****

Please note in the letter attached hereto the President and Co-Chief Executive Officer of the Company has provided an executed acknowledgement that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in its Information Statement; and,

•

Staff comments or changes to the disclosure in response to Staff comments in its Information Statement do not foreclose the Commission from taking any action with respect to the filing; and,

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has questions with regard to the foregoing, please do not hesitate to contact the undersigned at 561-955-7654.

Very truly yours,

/s/ Rebecca G. DiStefano
Rebecca G. DiStefano
Shareholder

cc:

Mr. Thomas M. Livia

Mr. Gary Stern

[PC UNIVERSE, INC.  LETTERHEAD]

March 9, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  H. Christopher Owings, Assistant Director

Re:

PC Universe, Inc.
Preliminary Information Statement on Schedule 14C

Filed February 2, 2009

File 000-52804

Dear Mr. Owings:

PC Universe, Inc. (the “Company”) hereby acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Preliminary Information Statement on Schedule 14C and any related Information Statement the Company files (collectively, the “Filings”), (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filings, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PC Universe, Inc.

By:	/s/ THOMAS M. LIVIA
Name:	Thomas M. Livia
Title:	President and Co-Chief Executive Officer